Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Nineteenth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The nineteenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 2, 2018 at the conference room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated February 26, 2018. Out of the Company’s eleven directors, nine directors attended the Meeting. The following directors attended the Meeting in person: Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Yuan Changqing, Liu Huimin and Yin Zhaojun, non-executive directors of the Company, and Tang Xin, independent non-executive director of the Company. Chang Tso Tung, Stephen and Leung Oi-Sie Elsie, independent non-executive directors of the Company, attended the Meeting by means of telecommunication. Yang Mingsheng, chairman and executive director of the Company, was on leave for other business and authorized in writing, Lin Dairen, executive director of the Company, to act on his behalf, preside over the Meeting and cast the votes for him. Robinson Drake Pike, independent non-executive director of the Company, was on leave for other business and authorized in writing, Tang Xin, independent non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Nominating Mr. Zhao Peng as Vice President of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the Announcement on the Resolutions of the Fourteenth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited issued by the Company on August 25, 2017 for biographical details of Mr. Zhao Peng.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding Nominating Mr. Ruan Qi as Vice President of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the annex of this announcement for biographical details of Mr. Ruan Qi. The qualification of Mr. Ruan Qi as vice president of the Company is subject to the approval of the China Insurance Regulatory Commission.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding Nominating Ms. Yang Hong as Operation Director of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the annex of this announcement for biographical details of Ms. Yang Hong.

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

March 2, 2018

Commission File Number 001-31914

ANNEX I

Biography of Mr. Ruan Qi

Mr. Ruan Qi, born in July 1966, has been the Chief Information Technology Officer of the Company since October 2016 and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company since March 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of the Fujian Branch, and the Deputy Manager (responsible for daily operation) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1987, majoring in computer science and communications with a bachelor’s degree in engineering and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in 2007.

Commission File Number 001-31914

ANNEX II

Biography of Ms. Yang Hong

Ms. Yang Hong, born in February 1967, has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.